HealthCor Catalio Acquisition Corp.

55 Hudson Yards, 28th Floor

New York, NY 10001

November 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attention:	Jeanne Baker

David Gessert

Joe McCann

Nudrat Salik

Re:	HealthCor Catalio Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed October 13, 2021 File No. 333-259148

Ladies and Gentlemen:

This letter sets forth the response of HealthCor Catalio Acquisition Corp. (the “Company,” “HealthCor,” “we” and “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) set forth in your letter dated October 27, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-4

Risk Factors, page 97

1.	Staff’s Comment:

We note your risk factor on page 96 that indicates you identified a significant deficiency in your internal control over financial reporting as of June 30, 2021. Additionally, this disclosure further states that your misclassification of the Class A ordinary shares was quantitatively material to individual line items within the balance sheet, but not material to your reported financial position and is qualitatively immaterial to your financial statements. Please respond to the following:

•	Provide us with your SAB 99 analysis supporting your conclusion that the error is not material to your financial statements;
•	Explain in further detail how you concluded the error resulted from a significant deficiency in your internal control over financial reporting, instead of a material weakness; and
•	Explain why you believe that the industry-wide issues and related insufficient risk assessment of the underlying accounting for certain instruments led to your conclusion that the misclassification of the Class A ordinary shares represents a significant deficiency.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company evaluated the materiality of the misclassification error related to temporary equity and permanent equity based on SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and Staff Accounting Bulletin No. 108, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). In light of the guidance, we considered both the quantitative and qualitative factors for the misstated items both individually and in the aggregate.

On a quantitative basis, we considered the impact of the reclassification adjustment to be significant to certain individual line items but not to the financial statements taken as a whole. The line items impacted were value of the shares subject to redemption, additional paid in capital, accumulated deficit and total shareholder’s equity. After completing our SAB 99 analysis, the impact of the revisions to the Company’s financial statements for the balance sheets dated as of January 29, 2021, March 31, 2021 and June 30, 2021 are reflected in the table below. Please note the adjustments below are cumulative.

Balance Sheet as of January 29, 2021 (Audited)	As Previously Reported	Adjustment	As Revised	Percentage Change
Class A ordinary shares subject to possible redemption	$196,231,090	$10,768,910	$207,000,000	5.5%
Class A ordinary shares	$169	$(108)	$61	(63.9)%
Additional paid-in capital	$5,004,316	$(5,004,316)	$—	(100)%
Accumulated deficit	$(5,000)	$(5,764,486)	$(5,769,486)	>100%
Total Shareholders’ Equity	$5,000,003	$(10,768,910)	$(5,768,907)	(>100)%

Balance Sheet as of March 31, 2021
Class A ordinary shares subject to possible redemption	$196,082,323	$10,917,677	$207,000,000	5.6%
Class A ordinary shares	$170	$(109)	$61	(64.1)%
Additional paid-in capital	$5,153,081	$(5,153,081)	$—	(100)%
Accumulated deficit	$(153,766)	$(5,764,487)	$(5,918,253)	>100%
Total Shareholders’ Equity	$5,000,003	$(10,917,677)	$(5,917,674)	(>100)%

Balance Sheet as of June 30, 2021
Class A ordinary shares subject to possible redemption	$194,648,426	$12,351,574	$207,000,000	6.4%
Class A ordinary shares	$185	$(124)	$61	(67.0)%
Additional paid-in capital	$6,586,963	$(6,586,963)	$—	(100)%
Accumulated deficit	$(1,587,660)	$(5,764,487)	$(7,352,147)	>100%
Total Shareholders’ Equity	$5,000,006	$(12,351,574)	$(7,351,568)	(>100)%

Notwithstanding the quantitative significance of these adjustments to the individual line items between and within temporary and permanent equity, the Company also noted that the total assets and total liabilities were not affected. Further, the Company’s income statement was not materially impacted and required only minor changes related solely to weighted average shares and earnings per share (“EPS”), with no changes to net income or loss, and the adjustment had no effect on the Company’s statement of cash flows or its cash position. With respect to weighted average shares and EPS, as a result of the change in presentation for the Class A ordinary shares subject to redemption, the Company revised its EPS calculation to allocate net income (loss) evenly between Class A ordinary shares and Class B ordinary shares, as opposed to allocating net income (loss) solely to the Class B ordinary shares. This presentation contemplates a business combination as the most likely outcome for the Company, in which case, both classes of ordinary shares share pro rata in the income (loss) of the Company. The changes to weighted average shares and EPS for the three months ended March 31, 2021 and June 30, 2021 and the six months ended June 30, 2021 are reflected in the table below.

	As Previously Reported For the Three Months Ended March 31, 2021	As Revised For the Three Months Ended March 31, 2021	As Previously Reported For the Three Months Ended June 30, 2021	As Revised For the Three Months Ended June 30, 2021	As Previously Reported For the Six Months Ended June 30, 2021	As Revised For the Six Months Ended June 30, 2021
Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to possible redemption	19,623,109	14,446,156	19,607,812	21,314,000	19,613,951	17,899,050
Basic and diluted net income (loss) per common share, Class A ordinary shares	$—	$(0.01)	$—	$(0.05)	$—	$(0.07)
Basic and diluted weighted average shares outstanding, Class B ordinary shares subject to possible redemption	6,113,916	4,957,500	6,881,188	5,175,000	6,494,516	5,066,851
Basic and diluted net income (loss) per share, Class B ordinary shares	$(0.03)	$(0.01)	$(0.21)	$(0.05)	$(0.25)	$(0.07)

The Company’s management concluded that the revisions noted above were not qualitatively significant such that the judgment of a reasonable investor relying upon the financial statements would have been influenced by the revisions. The Company’s prepared SAB 99 memo and analysis was used to support this conclusion.

The Company also considered the factors described below in determining that the reclassification adjustment is not material on a qualitative basis under SAB 99 and SAB 108.

Qualitative Consideration	Company’s Assessment
Arises from an item that can be precisely measured or is an estimate	The Company can calculate the impact precisely. Management believes the misstatement is related to an incorrect application of ASC 480, as well as the Company’s adherence to the then-standard application of ASC 480 by other special purpose acquisition companies (“SPACs”), and not an indication of a management bias in the Company’s financial reporting.
Results in a change of earnings trends or other trends	Since there was no change to the net loss, the misstatement does not change the Company’s overall earnings trends year over year. In addition, as a special purpose acquisition company, the Company is not measured on earnings since its primary purpose is to merge with an operating company.
Results in a failure to meet analysts’ / management’s expectations	Analyst expectations for SPACs are not based on net income/loss or earnings per share, but rather are based on the quality of the business combination that is ultimately entered into. In addition, prior to a business combination, operating earnings are limited to organizational activities, and therefore operations are not robust enough to warrant attention from equity analysts. Another important factor noted is that the reclassification adjustment is a non-cash adjustment that would be recorded in the Balance Sheet as a reclassification from permanent to temporary equity. Additionally, we considered that upon a business combination, since the redemption rights will expire, all of the shares will be classified as permanent equity, and the classification prior to the business combination will become moot. From an investor or analyst point of view, when assessing a company, most non-cash items (in particular this one) are not deemed to have a significant impact.
Changes income into a loss or vice versa	Since there was no change to the net loss, the adjustment does not result in a change from net income to a net loss.
Segment information and related trends	N/A

Affects compliance with regulatory requirements	To qualify for initial listing on The Nasdaq Capital Market, the Company was required to have a minimum of $5 million of stockholders' equity under the “equity standard” in order to be listed on the exchange. Once the Company is listed on the exchange, the Company is not subject to a requirement to maintain $5 million in stockholders' equity for continued listing on the Nasdaq Capital Market, and can instead comply with the “market value standard” which requires a minimum market value of $35 million of listed securities. Therefore, subsequent changes to equity are not expected to affect the Company's listing status.
Affects compliance with loan covenants	N/A
Increases management compensation	Since there was no change to the net loss, the reclassification adjustment would not result in management compensation increases.
Conceals an unlawful act	The reclassification adjustment would not conceal an unlawful act.
Company organizational documents	The Company’s memorandum and articles of association specifically state that the Company cannot consummate a business combination if it has less than $5 million of net tangible assets at closing. As a result, irrespective of whether the SEC requires the Company to present all public shares as temporary equity, the Company would still need to have the necessary $5 million of net tangible assets to close. Thus, the presentation between permanent equity versus temporary equity is not impactful and does not affect the actual redemption amount, which is important to SPAC investors. Additionally, it does not impact the Company's resources to conduct its activities.
Taxation impact	There is no change in taxation, either in terms of a profit and loss charge or cash taxes to be paid.
Other	As the Company is a SPAC, it has no operations, no revenue, no employees, a limited corporate lifespan, and a segregated trust account that earns the prevailing money market rates as its only source of income. As a result, since there are no conventionally meaningful valuation metrics upon which to value the Company’s shares, it is evident that investors value the shares based on the Company’s perceived prospects for completing a business combination.

As part of the Company’s internal controls over financial reporting environment, the Company engages third-party financial reporting and technical accounting consultants to assist with complex accounting and reporting issues that require the input of trained professionals. This team of third-party consultants holds active CPA licenses and, collectively, has over 25 years of complex accounting and reporting experience, including over eight years of experience consulting for SPACs. Conclusions on complex and technical matters are reviewed and approved by management and the audit committee prior to all SEC filings, demonstrating the existence of a corporate governance structure. The adherence to these adopted controls would provide reasonable assurance of the appropriate accounting and reporting treatment of any complex or unusual transaction. The Company prepared a comprehensive analysis of ASC 480-10-S99-3A and determined that its accounting treatment to maintain a minimum balance of $5,000,001 as shareholders’ equity (consistent with the requirements of the Company's articles of association discussed above) was in accordance with generally accepted accounting principles, and was also consistent with the then long-standing SPAC industry practice. After management’s assessment of the existence and adherence to the Company’s internal control over financial reporting environment, management evaluated the control implications of the misstatement and whether the misstatement was indicative of a control deficiency, significant deficiency or material weakness. The term significant deficiency is defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, as a “deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.” The Company’s management determined that the deficiency at hand was deemed important enough to merit attention by those responsible for oversight of the Company’s financial reporting and, as such, is a significant deficiency.   However, the Company’s management does not believe this significant deficiency rises to the level of material weakness. PCAOB AS 2201.69 lists the following as indicators of a material weakness:

•	identification of fraud, whether or not material, on the part of senior management;

•	restatement of previously issued financial statements to reflect the correction of a material misstatement;

•	identification by the auditor of a material misstatement of financial statements in the current period in circumstances that indicate that the misstatement would not have been detected by the company's internal control over financial reporting; and

•	ineffective oversight of the company’s external financial reporting and internal control over financial reporting by the company's audit committee.

The Company’s management did not identify any of the above factors as applicable with respect to the deficiency noted above. Also, PCAOB AS 2201.70 notes that “[w]hen evaluating the severity of a deficiency, or combination of deficiencies, the auditor also should determine the level of detail and degree of assurance that would satisfy prudent officials in the conduct of their own affairs that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles.” The Company’s management considered this guidance and considered whether the audit committee has reasonable, but not absolute, assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles. The Company’s management informed the audit committee that a third-party accounting firm has been engaged to assist in complex and judgmental matters, such as this matter, and accordingly, believes that the audit committee has reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Based on the above quantitative and qualitative analysis, the Company’s management did not consider the misstatement to be indicative of a material weakness in internal controls, but rather a significant deficiency that will be prospectively corrected within the Form 10-Q for the quarter ended September 30, 2021.

The Company also advises the Staff that it has revised the disclosure on page 97 of the Registration Statement to remove the reference to industry-wide issues and their impact on the Company’s evaluation of the control implications of the misstatement.

Background of the Business Combination, page 122

2.	Staff’s Comment:

We note the changes made in response to prior comment number 2 and we reissue the comment in part. With reference to the disclosure at the bottom of page 124 and top of page 125, please provide tabular disclosure of the results of the comparable company analysis performed by HealthCor’s management. The table should include each metric that was compared and present those metrics for each of the comparable companies as well as the combined Hyperfine and Liminal entity.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 125 of the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

HEALTHCOR CATALIO ACQUISITION CORP.

By:	/s/ Arthur Cohen
Name: Arthur Cohen
Title: Chief Executive Officer

cc:	Debbie P. Yee (Kirkland & Ellis LLP)

Sean T. Wheeler (Kirkland & Ellis LLP)